UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from ____________ to _____________

Commission file number: 1-16725

The Principal Select Savings Plan for Employees
(Full title of the plan)

Principal Financial Group, Inc.
(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392
(Address of principal executive offices) (Zip Code)

Page 1of 27
Exhibit Index – Page 26

Report of Independent Registered Public Accounting Firm
The Benefit Plans Administration Committee
Principal Life Insurance Company
We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan for Employees as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP

Des Moines, Iowa
June 28, 2013

The Principal Select Savings Plan for Employees

Statement of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments at fair value:
Unallocated investment options:
Guaranteed interest accounts	$43,353,909	$47,258,750
Separate accounts of Principal Life	1,229,506,316	1,115,226,879
Principal Financial Group, Inc. ESOP	68,288,524	64,178,110
Plan interest in Principal Select Savings Stable Value Master Trust	66,306,403	–
Total invested assets at fair value	1,407,455,152	1,226,663,739

Receivables:
Contribution receivable from Principal Life Insurance Company	17,358	2,214
Contributions receivable from participants	29,875	3,534
Notes receivable from participants	21,349,940	21,503,214
Total receivables	21,397,173	21,508,962
Adjustments from fair value to contract value for fully benefit-responsive investment contract	(321,843)	–
Net assets available for benefits	$1,428,530,482	$1,248,172,701

See accompanying notes.

The Principal Select Savings Plan for Employees

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31,
2012
Additions
Investment income:
Interest	$736,706
Dividends	1,973,901
Net appreciation of investments	170,689,089
Plan interest in Principal Select Savings Stable Value Master Trust	314,896
Total investment income	173,714,592

Interest income on notes receivable from participants	1,102,495

Contributions:
Principal Life Insurance Company	34,492,860
Employees	68,814,634
Total contributions	103,307,494
Total additions	278,124,581

Deductions
Benefits paid to participants	97,251,889
Transfers to affiliated and unaffiliated plans, net	200,914
Administrative expenses	313,997
Total deductions	97,766,800
Net increase	180,357,781

Net assets available for benefits at beginning of year	1,248,172,701
Net assets available for benefits at end of year	$1,428,530,482

See accompanying notes.

The Principal Select Savings Plan for Employees
Notes to Financial Statement
Year Ended December 31, 2012

1. Significant Accounting Policies
Basis of Accounting
The accounting records of The Principal Select Savings Plan for Employees (the Plan) are maintained on the accrual basis of accounting.
Valuation of Investments
The unallocated investment options consist of guaranteed interest accounts under a guaranteed benefit policy (described in the Employee Retirement Income Security Act of 1974, as amended (ERISA 401(b)) and separate accounts (described in ERISA 3(17)) of Principal Life Insurance Company (Principal Life). The guaranteed interest accounts and separate accounts are reported at fair value as determined by Principal Life. The Principal Financial Group, Inc. Employee Stock Ownership Plan (ESOP), which consists of common stock of Principal Financial Group, Inc., the ultimate parent of Principal Life, is reported at fair value based on the quoted closing market price of the stock on the last business day of the Plan year.
These unallocated investment options are non-benefit-responsive and are valued at fair value. The guaranteed interest accounts’ fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other than death, disability, termination, or retirement. This fair value represents guaranteed interest account values adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. This value represents contributions allocated to the guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay Plan benefits and Principal Life's administrative expenses. Principal Life's separate accounts represent contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed-income securities that are slightly below investment grade, all of which are valued at fair value.
The Principal Select Savings Stable Value Master Trust (Master Trust) invests in a Short Term Investment Fund (STIF) and the Morley Stable Income Bond Fund (Bond Fund), which is a collective investment trust that invests in investment-grade fixed-income securities. The Bond Fund is maintained by Union Bond & Trust Company, an affiliate of Principal Life. The Master Trust has also entered into a fully benefit-responsive synthetic guaranteed investment contract (i.e., synthetic GIC) with Principal Life (the Contract). The STIF, Bond Fund, and Contract together are the holdings of the Stable Value Fund (Fund). The Fund is valued at contract value as reported to the Plan by Morley Financial Services, the investment manager of the Bond Fund.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)
Because the Contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Contract.
The Contract provides a crediting rate that amortizes portfolio gains and losses over time and accounts for benefit payments to Plan participants at contract value. Under the Contract, Principal Life agrees to pay any deficiency if the investments in the Bond Fund have been exhausted for benefit payments and the contract value is greater than zero. The objective of the Fund is to preserve capital and smooth the returns credited to Plan participants.
As required by Accounting Standards Codification (ASC) 962, Plan Accounting – Defined Contributions Pension Plans, the statements of net assets available for benefits present the fair value of the investment in the Master Trust, as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to the synthetic GICs. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Notes Receivable From Participants
The notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and makes other amendments but does not require additional fair value measurements. Adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued authoritative guidance to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The guidance also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the guidance introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. This guidance was effective for reporting periods beginning after December 15, 2009, except for the requirement to present changes in Level 3 measurements on a gross basis, which was effective on January 1, 2011. Since the guidance only affects fair value measurement disclosures, adoption of the guidance did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

2. Description of the Plan
The Plan is a defined contribution plan (401(k) plan) that was established January 1, 1985. The Plan is available to substantially all employees of Principal Life or its subsidiaries (the Company).
Information about the Plan agreement, eligibility, and benefit provisions is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Benefit Administration Department or the Intranet. The Plan is subject to the provisions of ERISA.
Contributions
On January 1, 2006, the Company made several changes to the retirement program. Participants who were age 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions under the qualified defined benefit retirement plan and the Plan and forgo receipt of the additional benefits offered by amendments to the Plan. The participants who elected to retain the prior benefit provisions are referred to as “Grandfathered Choice Participants.”
Matching contributions for participants other than Grandfathered Choice Participants were increased from 50% to 75% of deferrals, with the maximum matching deferral increasing from 6% to 8%.
Vesting
Participants are eligible for immediate entry into the Plan with vesting at 100% after three years. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the Plan document. The federal and state income taxes of the participant are deferred (except in the case of Roth deferrals) on the contributions until the funds are withdrawn from the Plan.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

2. Description of the Plan (continued)
Forfeitures
Upon termination of employment, participants forfeit their nonvested balances. Forfeited amounts are used to reduce Company contributions. At December 31, 2012 and 2011, forfeited nonvested account balances totaled $78,299 and $43,413, respectively. In 2012 and 2011, employer contributions were reduced by $1,137,376 and $1,409,750, respectively, from forfeited nonvested accounts.
Participant Loans
The Plan document provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a plan asset, but only the borrowing participant’s account shares in the interest paid on the loan or bears any expense or loss incurred because of the loan. The rate of interest is 2% higher than the Federal Reserve “Bank Prime Loan” rate at the time of the loan. The rate is set the day a loan is approved. The rate for the loans issued in 2012 and 2011 was 5.25%. The notes receivable balance was reduced by $1,289,581 and $1,639,866 in 2012 and 2011, respectively, for terminated participants that received their account balance, net of the outstanding loans, as a benefit distribution.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, affected participants will become fully vested in their accounts.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

3. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated July 9, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. The Plan is required to operate in conformity with the terms of the plan document and the Code to maintain its qualification. The Benefit Plans Administration Committee (BPAC) and the plan sponsor intend to operate the Plan in conformity with the provisions of the plan document and the Code. BPAC and the plan sponsor acknowledge that inadvertent errors may occur in the operation of the Plan. If such inadvertent errors occur, BPAC and the plan sponsor represent that they will take the necessary steps to bring the Plan’s operations into compliance with the Code, including voluntarily and timely correcting such errors in accordance with procedures established by the IRS.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The IRS commenced examination of the Plan for 2008 in August 2010. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

4. Investments
Contributions are invested in unallocated guaranteed interest accounts supported by the general account of Principal Life (a pooled account invested primarily in fixed income securities having a range of maturities); in separate accounts of Principal Life, the portfolios of which are primarily invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed-income securities that are slightly below investment grade, as appropriate for each separate account; The Principal Financial Group, Inc. ESOP, which consists of common stock of Principal Financial Group, Inc., the ultimate parent of Principal Life; and the Master Trust. Participants elect the investment(s) in which to have their contributions invested. The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits in 2012 and 2011. Principal Life is a party in interest with respect to these investments.

	December 31
	2012	2011

Large-Cap Stock Index Separate Account	$154,333,168	$137,100,940
Bond and Mortgage Separate Account	102,832,077	93,377,684
Diversified International Separate Account	102,279,108	87,900,476
U.S. Property Separate Account	101,678,622	84,204,454
Medium Company Blend Separate Account	91,328,228	75,486,540
International Emerging Markets Separate Account	89,325,303	74,216,829
Small-Cap Stock Index Separate Account	86,731,215	76,322,736
Money Market Separate Account	*	67,176,915
Principal Financial Group, Inc. ESOP	*	64,178,110

*Less than 5% of the fair value of net assets available for benefits at respective date.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

4. Investments (continued)
During 2012 and 2011, the Plan’s investments that are related to Principal Life appreciated (depreciated) in value by $170,689,089 and $(25,265,101), respectively, as follows (excluding plan interest in the Master Trust):

	For the year ended December 31
	2012	2011

Guaranteed interest accounts	$(70,060)	$199,283
Separate accounts of Principal Life	160,331,583	(6,971,359)
Principal Financial Group, Inc. ESOP	10,427,566	(18,493,025)
	$170,689,089	$(25,265,101)

5. Fair Value of Financial Instruments
Valuation Hierarchy
Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

•	Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets. Our Level 1 assets include the Principal Financial Group, Inc. ESOP.

•
Level 2– Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset, either directly or indirectly. Our Level 2 assets are Principal Life separate accounts and are reflected at the net asset value (NAV) price.

•	Level 3 – Fair values are based on significant unobservable inputs for the asset. Our Level 3 assets are guaranteed interest accounts of Principal Life.
Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)
Determination of Fair Value
The following discussion describes the valuation methodologies used for assets measured at fair value on a recurring basis. The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used. Care should be exercised in. deriving conclusions based on the fair value information of financial instruments presented below.
Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. There were no significant changes to the valuation processes during 2012.
Guaranteed Interest Accounts
The guaranteed interest accounts cannot be sold to a third party; thus, the only option to exit the guaranteed interest accounts is to withdraw the funds prior to maturity. The fair value of the account is the value paid when funds are withdrawn prior to their maturity. The fair value of the guaranteed interest accounts is reflected in Level 3, and the valuation is based on the applicable interest rate. If the applicable interest rate is greater than the interest rate on the account, the fair value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the number of years (including fractional parts of a year) until the maturity date. If the applicable interest rate is equal to or less than the interest rate on the account, the fair value is equal to the contract value.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)
Separate Accounts of Principal Life
This category is designed to deliver safety and stability by preserving principal and accumulating earnings. The NAV of each of the separate accounts is calculated in a manner consistent with U.S. GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. As of December 31, 2012, all separate accounts are reflected in Level 2. Several of the separate accounts invest in publicly quoted mutual funds or actively managed stocks. Some of the separate accounts also invest in fixed income securities. The fair value of the underlying mutual funds or stock and of the underlying securities, which is based on quoted prices of similar assets, is used to determine the NAV of the separate account, which is not publicly quoted. There are currently no redemption restrictions on these investments.
One separate account invests in real estate. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates, and discount rates. In addition, each property is appraised annually by an independent appraiser. In 2010, this was categorized as Level 3, as the fund had restrictions on redemption of NAV at the measurement date. In 2011, the withdrawal limitations associated with this separate account were removed and the investments were being redeemed at NAV at the measurement date. Therefore, the fair value of the separate account is based on NAV and is considered a Level 2 asset in 2011 and 2012.
Principal Financial Group, Inc. ESOP
The Principal Financial Group, Inc. ESOP, which consists of common stock of Principal Financial Group, Inc., the ultimate parent of Principal Life, is reported at the quoted closing market price on the last business day of the plan year and is reflected in Level 1.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)
5. Fair Value of Financial Instruments (continued)
Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis are summarized below.

	As of December 31, 2012
	Assets Measured at Fair Value	Fair Value Hierarchy Level
		Level 1	Level 2	Level 3
Assets
Guaranteed interest accounts	$43,353,909	$ –	$ –	$43,353,909
Separate accounts of Principal Life:
Fixed-income security	145,209,329	–	145,209,329	–
Lifetime balanced asset allocation	222,678,065	–	222,678,065	–
Large U.S. equity	290,103,858	–	290,103,858	–
Small/mid U.S. equity	269,664,912	–	269,664,912	–
International equity	191,604,411	–	191,604,411	–
U.S. real estate	101,678,622	–	101,678,622	–
Other	8,567,119	–	8,567,119	–
Principal Financial Group, Inc. ESOP	68,288,524	68,288,524	–	–
Total invested assets, excluding plan interest in Principal Select Savings Stable Value Master Trust	$1,341,148,749	$68,288,524	$1,229,506,316	$43,353,909

	As of December 31, 2011
	Assets Measured at Fair Value	Fair Value Hierarchy Level
		Level 1	Level 2	Level 3
Assets
Guaranteed interest accounts	$47,258,750	$ –	$ –	$47,258,750
Separate accounts of Principal Life:
Fixed-income security	124,687,109	–	124,687,109	–
Lifetime balanced asset allocation	179,567,565	–	179,567,565	–
Large U.S. equity	251,562,353	–	251,562,353	–
Small/mid U.S. equity	237,842,809	–	237,842,809	–
International equity	162,117,305	–	162,117,305	–
Short-term fixed income	67,176,915	–	67,176,915	–
U.S. real estate	84,204,454	–	84,204,454	–
Other	8,068,369	–	8,068,369	–
Principal Financial Group, Inc. ESOP	64,178,110	64,178,110	–	–
Total invested assets	$1,226,663,739	$64,178,110	$1,115,226,879	$47,258,750

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)
Changes in Level 3 Fair Value Measurements
The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2011, are as follows:

	For the year ended December 31, 2012						Changes in Unrealized Gains (Losses) Included in Statements of Changes in Net Assets Available for Benefits Relating to Positions Still Held
	Beginning Asset Balance as of January 1, 2012	Interest	Purchases**	Sales**	Transfers in (Out) of Level 3	Ending Asset Balance as of December 31, 2012
Assets
Guaranteed interest accounts	$47,258,750	$666,644	$13,408,315	$(17,979,800)	$ –	$43,353,909	$(70,060)
Total	$47,258,750	$666,644	$13,408,315	$(17,979,800)	$ –	$43,353,909	$(70,060)

	For the year ended December 31, 2011						Changes in Unrealized Gains (Losses) Included in Statements of Changes in Net Assets Available for Benefits Relating to Positions Still Held
	Beginning Asset Balance as of January 1, 2011	Interest	Purchases**	Sales**	Transfers in (Out) of Level 3	Ending Asset Balance as of December 31, 2011
Assets
Guaranteed interest accounts	$49,394,988	$1,157,794	$15,425,612	$(18,719,644)	$ –	$47,258,750	$199,283
U.S. real estate	68,032,089	–	–	–	(68,032,089)	–	–
Total	$117,427,077	$1,157,794	$15,425,612	$(18,719,644)	$(68,032,089)	$47,258,750	$199,283

**
Includes interest, contributions, transfers from affiliated and unaffiliated plans, transfers to other investments via participant direction, benefits paid to participants, and administrative expenses.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)
5. Fair Value of Financial Instruments (continued)
Quantitative Information about Level 3 Fair Value Measurements
The following table provides quantitative information about the significant unobservable inputs used for recurring fair value measurements categorized within Level 3.

As of December 31, 2012
	Assets measured at fair value	Valuation technique(s)	Unobservable input description	Input/range of inputs
Assets
Guaranteed interest accounts	$43,353,909	See note (1)	Interest rate on account	0.05% - 4.57%
			Applicable interest rate	0.64% - 1.45%
			Maturity date	12/31/2012 – 12/31/2018

(1)	If the applicable interest rate is equal to or less than the interest rate on the account, the fair market value is equal to the contract value.
If the applicable interest rate is greater than the interest rate on the account, the fair market value is the contract value reduced by a percentage. This percentage is equal to:
1. The difference between the applicable interest rate and the interest rate on the account, multiplied by
2. The number of years (including fractional parts of a year) until the maturity date.
6. Interest in Principal Select Savings Stable Value Master Trust
A portion of the Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan and the Company’s other defined contribution plan, the Principal Select Savings Plan for Individual Field. Each participating retirement plan has an undivided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the STIF balance, principal balance of the Contract, plus accrued interest at the stated contract rate, less payments received and contract changes by Principal Life. At December 31, 2012, the Plan’s interest in the net assets of the Master Trust was approximately 82%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual Plans based upon the Plan’s interest in the Master Trust.
The crediting interest rate is based on a formula agreed upon with Principal Life, but it may not be less than 0%. Such interest rates are reviewed on a monthly basis for resetting.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

6. Interest in Principal Select Savings Stable Value Master Trust (continued)
Certain events limit the ability of the Plan to transact at contract value with Principal Life when material events withdrawals are greater than 25% of the Contract as of the start of each Contract year. These events include (1) certain termination of employment of a group of participants (including through layoffs or early retirement incentive programs instituted by the Company), (2) a certain spin-off or sale of the Company’s business entity or location, (3) certain adoptions of an amendments to the Plan, any change in practice, or any change in participant withdrawal rights under the Plan. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The average yields earned by the guaranteed investment contract are as follows:
Average yields:                        2012
Based on actual earnings                    0.54%
Based on interest rate credited to participants        0.46%
The net assets, including investments, of the Master Trust are as follows:

	December 31
	2012	2011

STIF	$4,662,240	$ –
Bond Fund	77,079,255	–
Total assets	81,741,495	–
Payables	(506,630)	–
Net assets at fair value	81,234,865	–
Adjustments from fair value to contract value for fully benefit-responsive investment contract	(394,304)	–
Total net assets at contract value	$80,840,561	$ –
Plan interest in Principal Select Savings Stable Value Master Trust at contract value	$65,984,560	$ -

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

6. Interest in Principal Select Savings Stable Value Master Trust (continued)
Investment income for the Master Trust is as follows:

	For the year ended December 31,
	2012	2011

Interest income	$434,951	$ –
Total investment income	$434,951	$ –

The NAV of each of the investments is calculated in a manner consistent with U.S. GAAP for investment companies and is determinative of their fair value. As of December, 31, 2012, the Bond Fund is reflected as Level 2 and the STIF is reflected as Level 1. The Bond Fund generally invests in fixed maturity securities. When available, the fair value of the fixed maturities is based on quoted prices of identical assets in active markets. When quoted prices are not available, the first priority is to obtain prices from third party pricing methodologies and to confirm they are utilizing observable market information. The STIF is a money market fund.
Master Trust assets measured at fair value on a recurring basis are summarized below.

	As of December 31, 2012
	Assets Measured at Fair Value	Fair Value Hierarchy Level
		Level 1	Level 2	Level 3
Assets
STIF	$4,662,240	$4,662,240	$ –	$ –
Bond Fund	77,079,255	–	77,079,255	–
Total invested assets	$81,741,495	$4,662,240	$77,079,255	$ –

Within the Master Trust, the Plan holds a wrapper contract with an inconsequential value for the 2012 Plan year.
The investments that represent 5% or more of the Master Trust’s net assets are as follows:

	December 31
	2012	2011

Bond Fund	$77,079,255	$ –

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

7. Contingencies
Until March 25, 2011, the real estate separate account had a temporary withdrawal limitation related to past turmoil in the credit markets that resulted in a sharp slowdown in the sale of commercial real estate assets over the last several years. The uncertain environment led to significantly increased requests for withdrawals. To allow for orderly administration and management benefiting all separate account investors, Principal Life implemented a pre-existing contractual limitation to delay withdrawal requests for the real estate separate account. Certain high need payments, such as death, disability, certain eligible retirements, and hardship withdrawals, were not subject to the withdrawal limitation. Other withdrawal requests were subject to the limitation until certain liquidity levels were achieved, mainly via proceeds from sales of underlying properties, rents from tenants, and new investor contributions. With the inception of the withdrawal limitation, all sources of cash were first used to satisfy cash requirements at the properties, meet debt maturities, maintain compliance with debt covenants, and meet upcoming separate account obligations. Outstanding withdrawal requests were paid in multiple payments. Except for certain de minimis payments, payments were made proportionately among all other outstanding withdrawal requests based upon available liquidity.
All withdrawals are being transacted at the NAV price at the date of distribution. The restriction had been in place since September 26, 2008, and ended on March 25, 2011.
While the outcome of any future litigation or regulatory matter cannot be predicted, management does not believe that any future litigation or regulatory matter will have a material adverse effect on our net assets available for benefits. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net assets available for benefits in a particular year.
8. Related-Party Transactions
In addition to the transactions with parties-in-interest discussed herein, Principal Life provides recordkeeping services to the Plan and receives fees, which are paid through revenue generated by Plan investments, for those services. These transactions are exempt from the prohibited transactions rules of ERISA. The Company may pay other Plan expenses from time to time.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

9. Form 5500
The following table reconciles net assets available for benefits per the financial statements to the

Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$1,428,530,482	$1,248,172,701
Adjustments from contract value to fair value for fully benefit-responsive investment contract	321,843	–
Net assets available for benefits per the Form 5500	$1,428,852,325	$1,248,172,701

The following table reconciles the statement of changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011

Net change from contract value to fair value for fully benefit-responsive investment contracts	$321,843	$ –
Master trust investment income	314,896	–
Net investment gain from master trust investment accounts per the Form 5500	$636,739	$ –

Financial statements are required to report interest in fully benefit-responsive contracts at contract value, while the Form 5500 is required to report these investments at fair value.

The Principal Select Savings Plan for Employees

EIN: 42-0127290 Plan Number: 003

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2012

Identity of Issue	Description of Investment	Current Value

Principal Life Insurance Company*	Deposits in guaranteed interest accounts	$43,353,909

Principal Life Insurance Company*	Deposits in insurance company Small-Cap Value II Separate Account	16,804,376

Principal Life Insurance Company*	Deposits in insurance company Large Company Growth Separate Account	47,178,406

Principal Life Insurance Company*	Deposits in insurance company U.S. Property Separate Account	101,678,622

Principal Life Insurance Company*	Deposits in insurance company Bond and Mortgage Separate Account	102,832,077

Principal Life Insurance Company*	Deposits in insurance company Diversified International Separate Account	102,279,108

Principal Life Insurance Company*	Deposits in insurance company Large-Cap Stock Index Separate Account	154,333,168

Principal Life Insurance Company*	Deposits in insurance company Government and High Quality Bond Separate Account	25,428,783

Principal Life Insurance Company*	Deposits in insurance company Medium Company Blend Separate Account	91,328,228

Identity of Issue	Description of Investment	Current Value

Principal Life Insurance Company*	Deposits in insurance company International Emerging Markets Separate Account	$89,325,303

Principal Life Insurance Company*	Deposits in insurance company Large Company Value Separate Account	19,503,613

Principal Life Insurance Company*	Deposits in insurance company Inflation Protection Separate Account	16,948,469

Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Growth I Separate Account	24,840,720

Principal Life Insurance Company*	Deposits in insurance company Lifetime Strategic Income Separate Account	8,958,679

Principal Life Insurance Company*	Deposits in insurance company Partner Mid-Cap Growth Separate Account	35,881,994

Principal Life Insurance Company*	Deposits in insurance company Partner Small-Cap Growth I Separate Account	38,919,099

Principal Life Insurance Company*	Deposits in insurance company Small-Cap Stock Index Separate Account	86,731,215

Principal Life Insurance Company*	Deposits in insurance company Equity Income Separate Account	44,247,951

Principal Life Insurance Company*	Deposits in insurance company Principal Financial Group, Inc. Stock Separate Account	8,567,119

Identity of Issue	Description of Investment	Current Value

Principal Life Insurance Company*	Deposits in insurance company Lifetime 2010 Separate Account	$11,792,234

Principal Life Insurance Company*	Deposits in insurance company Lifetime 2020 Separate Account	50,732,128

Principal Life Insurance Company*	Deposits in insurance company Lifetime 2030 Separate Account	66,529,252

Principal Life Insurance Company*	Deposits in insurance company Lifetime 2040 Separate Account	51,018,794

Principal Life Insurance Company*	Deposits in insurance company Lifetime 2050 Separate Account	33,646,978

Principal Life Insurance Company*	Deposits in insurance company Principal Select Savings Stable Value Fund	66,306,403

Principal Financial Group, Inc.*	2,394,408 shares of Principal Financial Group, Inc. ESOP	68,288,524

Loans to participants*	Notes receivable from participants with interest rates ranging from 5.25% to 10.50%	21,349,940
		$1,428,805,092

*Indicates party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Principal Select Savings Plan for Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR
EMPLOYEES
by Benefit Plans Administration Committee

Date: June 28, 2013        By /s/ Christopher J. Bowman
Christopher J. Bowman
Committee Member

Exhibit Index

The following exhibit is filed herewith:

Page

23    Consent of Ernst & Young LLP                    27

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-178510) pertaining to The Principal Select Savings Plan for Employees of Principal Financial Group, Inc. of our report dated June 28, 2013, with respect to the financial statements and supplemental schedule of The Principal Select Savings Plan for Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Des Moines, Iowa
June 28, 2013